CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2008 and 2007

(unaudited)

CATALYST PAPER CORPORATION Consolidated Statements of Earnings and Comprehensive Income (Loss)
(Unaudited and in millions of dollars, except where otherwise stated)	Three months ended June 30,		Six months ended June 30
	2008	2007	2008	2007

Sales	$452.9	$441.8	$852.4	$919.9

Operating expenses
Cost of sales	409.6	412.6	771.4	842.5
Selling, general and administrative	12.6	11.8	23.6	26.9
Restructuring and change-of-control (note 6)	1.2	19.3	15.8	38.3
Amortization	46.3	44.8	88.0	89.6
Impairment (note 7)	136.5	–	136.5	–
	606.2	488.5	1,035.3	997.3

Operating earnings (loss)	(153.3)	(46.7)	(182.9)	(77.4)
Interest expense, net	(19.4)	(18.4)	(36.2)	(36.9)
Foreign exchange gain (loss) on long-term debt	(1.2)	53.2	(17.9)	61.1
Other income, net	2.1	(1.8)	2.3	(1.5)
Earnings (loss) before income taxes and non-controlling interest	(171.8)	(13.7)	(234.7)	(54.7)

Income tax expense (recovery)
Current	0.6	(0.1)	0.6	–
Future (note 8)	(47.9)	(14.1)	(73.9)	(29.4)
	(47.3)	(14.2)	(73.3)	(29.4)

Net earnings (loss) before non-controlling interest	(124.5)	0.5	(161.4)	(25.3)
Non-controlling interest	0.2	(0.3)	(0.3)	(0.1)
Net earnings (loss)	(124.3)	0.2	(161.7)	(25.4)

Other comprehensive income (loss)	(5.0)	11.1	(11.8)	12.0
Comprehensive income (loss)	$(129.3)	$11.3	$(173.5)	$(13.4)

Basic and diluted earnings (loss) per share (in dollars)	$(0.34)	$–	$(0.56)	$(0.12)
Weighted average common shares outstanding (in millions)	365.2	214.7	290.0	214.7

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Balance Sheets
	June 30,	December 31,
(In millions of dollars)	2008	2007
	(Unaudited)
Assets
Current assets
Accounts receivable (note 12 (a))	$219.4	$213.1
Inventories (note 9)	245.5	235.7
Prepaids and other	16.2	40.7
	481.1	489.5
Property, plant and equipment	1,884.6	1,912.8
Other assets	49.3	51.1
	$2,415.0	$2,453.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$292.5	$268.2
Current portion of long-term debt	1.0	1.2
	293.5	269.4
Long-term debt (note 10)	855.8	784.6
Employee future benefits (note 11)	216.3	211.7
Other long-term obligations	26.0	26.9
Future income taxes (note 8)	67.3	150.5
Deferred credits	21.3	21.7
	1,480.2	1,464.8

Shareholders’ equity
Share capital	1,035.0	913.9
Contributed surplus	13.3	12.1
Retained earnings (deficit)	(115.3)	49.0
Accumulated other comprehensive income	1.8	13.6
	934.8	988.6
	$2,415.0	$2,453.4

Subsequent event (note 14).

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION Consolidated Statements of Shareholders’ Equity
(Unaudited and in millions of dollars, except where otherwise stated)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Share capital
Number of shares outstanding, beginning of period	214,684,129	214,620,553	214,684,129	214,604,120
Number of shares issued under rights offering	167,069,361	–	167,069,361	–
Number of shares issued under stock option plan	–	63,576	–	80,009
Number of shares outstanding, end of period	381,753,490	214,684,129	381,753,490	214,684,129

Balance, beginning of period	$913.9	$913.7	$913.9	$913.6
Stock options exercised	–	0.2	–	0.3
Issue of common shares on rights offering, net of share issue costs (note 5)	121.1	–	121.1	–
Balance, end of period	1,035.0	913.9	1,035.0	913.9

Contributed Surplus
Balance, beginning of period	12.8	10.7	12.1	9.3
Stock option compensation expense	0.5	0.2	1.2	1.6
Balance, end of period	13.3	10.9	13.3	10.9

Retained earnings (deficit)
Balance, beginning of period	9.0	55.0	49.0	82.9
Adoption of new accounting standards (note 3)	–	–	(2.6)	(2.3)
Net earnings (loss)	(124.3)	0.2	(161.7)	(25.4)
Balance, end of period	(115.3)	55.2	(115.3)	55.2

Accumulated other comprehensive income (loss)
Balance, beginning of period	6.8	0.2	13.6	–
Adoption of new accounting standards for financial instruments	–	–	–	(0.7)
Foreign currency translation adjustment, net of tax	0.1	–	0.1	–
Realized net gain on cash flow purchase price hedges	(2.8)	–	–	–
Unrealized net gain (loss) on cash flow revenue hedges, net of tax	–	11.1	(2.8)	11.4
Reclassification of net gain on cash flow hedges on revenue included in net loss, net of tax	(2.3)	–	(9.1)	0.6
Balance, end of period	1.8	11.3	1.8	11.3
Total shareholders’ equity	$934.8	$991.3	$934.8	$991.3

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Statements of Cash Flows
(Unaudited and in millions of dollars)	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Cash flows provided (used) by
Operations
Net earnings (loss)	$(124.3)	$0.2	$(161.7)	$(25.4)
Items not requiring (providing) cash
Amortization	46.3	44.8	88.0	89.6
Impairment	136.5	–	136.5	–
Future income taxes	(47.9)	(14.1)	(73.9)	(29.4)
Foreign exchange (gain) loss on long-term debt	1.2	(53.2)	17.9	(61.1)
Employee future benefits, excess of expense over funding	(0.7)	2.0	6.1	3.1
Increase (decrease) in other long-term obligations	(2.1)	0.7	2.1	0.6
Non-controlling interest	(0.2)	0.3	0.3	0.1
Other	(5.4)	(10.1)	(2.2)	(15.6)
	3.4	(29.4)	13.1	(38.1)
Changes in non-cash working capital
Accounts receivable	5.6	38.4	(5.1)	26.1
Inventories	(3.8)	(14.9)	1.2	(8.1)
Prepaids and other	(0.5)	(4.2)	(0.2)	(1.1)
Accounts payable and accrued liabilities	23.8	6.1	4.7	18.1
	25.1	25.4	0.6	35.0
Cash flows provided (used) by operations	28.5	(4.0)	13.7	(3.1)

Investing
Acquisition of Snowflake newsprint mill	(169.5)	–	(169.5)	–
Additions to property, plant and equipment	(10.8)	(23.0)	(16.3)	(43.3)
Proceeds from sale of property, plant and equipment	(0.1)	0.4	–	0.9
Decrease in other assets	6.4	0.4	1.4	0.2
Cash flows used by investing activities	(174.0)	(22.2)	(184.4)	(42.2)

Financing
Increase in revolving loan and loan payable	24.1	9.4	45.5	9.4
Increase in other long-term debt	0.3	–	4.1	–
Issue of shares, net of share issue costs (note 5)	121.1	0.3	121.1	0.4
Cash flows provided by financing activities	145.5	9.7	170.7	9.8

Cash and cash equivalents, decrease during period	–	(16.5)	–	(35.5)
Cash and cash equivalents, beginning of period	–	16.5	–	35.5
Cash and cash equivalents, end of period	$–	$–	$–	$–

Supplemental disclosures:
Income taxes paid (received)	$(0.3)	$0.2	$0.5	$0.8
Net interest paid	17.1	18.5	34.5	36.0

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Business Segments
(Unaudited and in millions of dollars)	Specialty Printing Papers	Newsprint	Pulp		Total

Three months ended June 30, 2008
Sales	$235.3	$118.3	$99.3	[1]	$452.9
Amortization	25.8	9.9	10.6		46.3
Impairment	–	–	136.5		136.5
Operating earnings (loss)	(0.2)	(6.9)	(146.2)		(153.3)
Additions to property, plant and equipment	5.8	4.0	1.0		10.8

Three months ended June 30, 2007
Sales	$225.1	$106.7	$110.0	[1]	$441.8
Amortization	25.2	9.3	10.3		44.8
Operating earnings (loss)	(21.1)	(13.5)	(12.1)		(46.7)
Additions to property, plant and equipment	9.8	9.7	3.5		23.0

Six months ended June 30, 2008
Sales	$470.3	$172.0	$210.1	[1]	$852.4
Amortization	50.3	17.1	20.6		88.0
Impairment	–	–	136.5		136.5
Operating earnings (loss)	(10.2)	(18.9)	(153.8)		(182.9)
Additions to property, plant and equipment	9.7	4.8	1.8		16.3

Six months ended June 30, 2007
Sales	$463.2	$216.0	$240.7	[1]	$919.9
Amortization	49.0	19.5	21.1		89.6
Operating earnings (loss)	(35.3)	(26.8)	(15.3)		(77.4)
Additions to property, plant and equipment	19.3	18.3	5.7		43.3

[1]
Pulp sales are stated net of inter-segment pulp sales of $9.1 million for the three months ended June 30, 2008 ($10.4 million – three months ended June 30, 2007) and $19.0 million for the six months ended June 30, 2008 ($22.6 million – six months ended June 30, 2007).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

1.	Basis of Presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of variable interest entities (“VIE”) where it has been determined that the Company is the primary beneficiary.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2007, audited annual consolidated financial statements, except as disclosed in note 3 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2007 audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2.	Segmented Information

The Company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long and short fibre pulp and white top linerboard

The segments are managed separately.  Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A.  Inter-segment sales consist of pulp transfers at cost.

Effective January 1, 2008, the Company renamed its specialty paper segment to “Specialty Printing Papers” to better reflect the nature of the Company’s specialty paper products.  The segment financial information has not been impacted.

3.	Changes in Accounting Policies

On January 1, 2008, the Company adopted the following new recommendations of the Canadian Institute of Chartered Accountants (“CICA”):

Handbook Section 3031, “Inventories” provides more guidance on the measurement and disclosure requirements for inventories.  Significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as converted to finished goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment.  The Company adopted this standard with a prospective application (note 9).

Handbook Section 1535, “Capital Disclosures” establishes guidelines for the disclosure of information related to an entity’s objectives, policies and processes for managing capital, quantitative data on what the entity regards as capital and whether the entity has complied with any capital requirement and, if it has not complied, the consequences of such non-compliance (note 4).

Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”.  These standards enhance existing disclosures in previously issued Section 3861, “Financial Instruments – Disclosures and Presentation”.  The new recommendations under Section 3862, “Financial Instruments – Disclosures” require additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks (note 12(a)).

4.	Capital Structure Management

The Company’s objectives when managing capital are to efficiently provide for the funding of ongoing operations, interest payments and capital expenditures, while ensuring adequate liquidity and solvency.  The Company aims to minimize its cost of capital while achieving a selected capital structure and credit rating, providing a platform to effectively fund new growth initiatives, and ensuring flexibility in raising capital from multiple sources and markets.

The Company’s capital structure consists of net debt, shareholders’ equity and cash availability through a revolving operating facility (the "Facility).  The Company makes adjustments to the capital structure depending on economic conditions and the financial position and performance of the Company.  In order to maintain or adjust the capital structure, the Company may issue new shares, buy back shares or pay dividends (provided the Company is compliant with its debt covenants), issue new debt, refinance existing debt, and sell assets to reduce debt.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

4.	Capital Structure Management … continued

The Company monitors its capital in a number of ways with its target requirements being as follows: (i) net debt to net capitalization of 35-45%, (ii) ratio of net debt to trailing twelve months EBITDA (defined as earnings before interest, taxes, depreciation and amortization, and before specific items) of less than 5.0:1 through a business cycle, (iii) interest coverage, defined as EBITDA divided by interest, of greater than 2.5:1.  These targets for net debt to EBITDA and interest coverage ratios are those that the Company believes are necessary to achieve a minimum BB/Ba2 corporate credit rating.  The Company also targets re-investment hurdles on capital expenditures of one to three year payback depending on liquidity and outlook.  Net debt comprises total debt less cash on hand.  Net capitalization comprises net debt and shareholders’ equity.  EBITDA is a non-GAAP measure whose nearest GAAP measure is net income.

At June 30, 2008, the Company’s net debt to net capitalization was 47.8% (December 31, 2007 – 44.2%), net debt to trailing twelve months EBITDA was 6.9:1 (December 31, 2007 – 6.7:1) and interest coverage was 1.6:1 (December 31, 2007 – 1.6:1).  The acquisition of the Snowflake mill on April 10, 2008 (note 5), was funded through a combination of an equity rights offering of $121.1 million, net of share issue costs, and a draw on the Company’s Facility.  The Company is currently not meeting its capital structure targets due to reduced EBITDA over the last twelve months in the current economic environment.

5.	Acquisition of Snowflake Recycling Newsprint Mill

On April 10, 2008, the Company completed the acquisition of a recycled newsprint mill in Snowflake, Arizona.   Cash consideration paid was $169.5 million and was financed, in part, through a rights offering resulting in the issue of 167,069,361 Subscription Receipts and proceeds of $121.1 million, net of share issue costs. The balance of the purchase price for the acquisition was funded by drawings of $48.4 million under the Company's Facility.  Under the Rights Offering, each holder of record of the Company's common shares as of the close of business on the record date of March 11, 2008 received one Right for each common share held.  Each 1.285 Rights entitled the holder to purchase one Subscription Receipt of the Company for an exercise price of $0.75 per Subscription Receipt.  Each Subscription Receipt was exercised for one fully paid common share of the Company.

The Acquisition has been accounted for using the purchase method of accounting.  The following amounts have been assigned to the assets and liabilities acquired, based on a preliminary estimate of their fair value as at April 10, 2008, and are subject to revision:

As at April 10, 2008
Assets acquired
Current assets	$18.1
Property, plant and equipment	168.3
Other assets	1.2
187.6
Liabilities assumed
Current liabilities	(18.1)

Fair value of net assets acquired	$169.5

Consideration paid
Cash, including transaction costs	$169.5

The Company’s Snowflake mill is financially and operationally self-sustaining.  Accordingly, the current rate method has been used for the translation of its financial statements to Canadian dollars upon consolidation.  Under this method, the assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expense items are translated at the average exchange rate in effect during the period.  Exchange gains and losses arising from the current rate method of translation are deferred in a separate component of shareholders’ equity.  Such gains and losses will be included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary  as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has designated a portion of its foreign currency denominated long-term debt as effective hedges of its self-sustaining foreign subsidiary.  Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiary.

The foreign exchange translation adjustment account reflects the net changes in the respective book values of the Company’s investment in Snowflake due to exchange rate fluctuations since the date of acquisition. Included in the foreign currency translation adjustment in shareholders’ equity at June 30, 2008 was a net foreign exchange loss of $0.1 million, net of tax, related to the revaluation of the debt during the period of hedge effectiveness.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

6.	Restructuring Costs

In April 2008, the Company announced the indefinite curtailment of Elk Falls paper machine No. 1 (“E1”) due to ongoing fibre shortage and higher costs.  The indefinite curtailment of E1, which was initially temporarily curtailed in September, 2007 due to lack of fibre, will result in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs.  At the same time, the Company also announced manning reductions of 82 positions at its Crofton mill as the mill takes steps to improve its overall cost structure.  Costs associated with these restructuring programs are expected to be approximately $4 million, of which $1.2 million was recorded in the three months ended June 30, 2008.

The Company’s restructuring expenses and related provisions at June 30, 2008 are as follows:

	Three months ended June 30, 2008	Six months ended June 30, 2008

Balance, beginning of period	$45.6	$40.7
Expensed in period	1.2	15.8
Disbursements	(10.3)	(20.0)
	36.5	36.5
Less: portion related to employee future benefits	(19.2)	(19.2)
Balance, end of period	17.3	17.3
Classification:
Accounts payable and accrued liabilities	7.3	7.3
Other long-term obligations	10.0	10.0
	$17.3	$17.3

7.	Impairment

During the three months ended June 30, 2008, the Company recorded an impairment charge of $136.5 million on assets related to its Elk Falls pulp and white top linerboard operation, of which $129.1 million related to property, plant and equipment and $7.4 million related to supplies and spare parts inventory.  This was primarily a result of the severe impact on the future viability of this operation caused by a permanent loss of traditional sawdust supply (note 14).

8.	Future Income Taxes

Income tax recovery for the six months ended June 30, 2008 includes a release of future income taxes of $8.6 million, related to the reduction in future provincial corporate income tax rates.

9.	Inventories

The components of inventories are as follows:
	June 30, 2008	December 31, 2007
Finished goods
Specialty printing papers	$39.7	$40.6
Newsprint	12.9	10.3
Pulp	30.4	24.3
Total finished goods	83.0	75.2
Work-in-progress	2.2	1.5
Raw materials – wood chips, pulp logs and other	44.6	41.0
Operating and maintenance supplies and spare parts	115.7	118.0
Total	$245.5	$235.7

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

9.	Inventories … continued

On January 1, 2008, upon adoption of the new accounting standard on inventories (note 3), the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes.  In addition, the Company reclassified $5.1 million of its maintenance spare parts inventory from “Inventories” to “Property, plant and equipment” on the balance sheet upon adoption of the new standard.

At June 30, 2008, finished goods inventory is carried at cost.  At December 31, 2007, $40.6 million of finished goods inventory was recorded at NRV, of which $10.2 million related to newsprint, and $30.4 million related to specialty printing papers.

10.	Long-term Debt

The Company’s long-term debt is as follows:

Recourse	June 30, 2008	December 31, 2007

Senior notes, 8.625% due June 2011 (US$400.0 million)	$401.9	$388.9
Senior notes, 7.375% due March 2014 (US$250.0 million)	254.6	246.6
	656.5	635.5
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	93.5	47.1
Capital lease obligations	12.6	8.6
	762.6	691.2
Non-recourse
First mortgage bonds, 6.387% due July 2009	74.7	74.6
Subordinated promissory notes	19.5	19.5
Short-term loan payable	–	0.5
	94.2	94.6
Total debt	856.8	785.8
Less: current portion	(1.0)	(1.2)
	$855.8	$784.6

Substantially all of the assets of the Company are pledged as security under the $350.0 million Facility.  Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes financial covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $678.3 million as at June 30, 2008.  At June 30, 2008, as calculated under the Facility, the Company’s funded debt/capitalization ratio was 46% (December 31, 2007 – 42%), secured debt/capitalization ratio was 8% (December 31, 2007 – 4%) and shareholders’ equity was $934.8 million (December 31, 2007 – $988.6 million).  The borrowing base at June 30, 2008 was $319.0 million and after drawings of $93.5 million and outstanding letters of credit of $24.1 million, $201.4 million was available to the Company.  A springing interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility.  At June 30, 2008, no such debt has been incurred.

At June 30, 2008, the Company was in compliance with the covenants under both its Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 0.8:1 at June 30, 2008 (December 31, 2007 – 0.8:1).  While the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes a) the Company’s existing 8.625% notes and 7.375% notes, b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $350 million Facility is applied, c) purchase money debt and capitalized lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $114.3 million and negative $89.3 million, respectively, as at June 30, 2008, as a result of accumulated losses in recent years (December 31, 2007 – negative $189.0 million and negative $164.0 million, respectively).  Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”).  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

11.	Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three and six months ended June 30, 2008, the Company incurred a total post-retirement benefit cost of $12.3 million and $25.0 million, respectively (three and six months ended June 30, 2007 – $12.6 million and $25.7 million, respectively).

12.	Financial Instruments

(a)	Financial Risk Management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Cash and cash equivalents are designated as held for trading and recorded at fair market values.  Accounts receivable are designated as loans and receivables and are recorded at amortized cost.  Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost.  The Company has no non-derivative financial instruments classified as available for sale or held to maturity.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The Company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Board of Directors and Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on, their use.  Derivative positions are reported to the Audit Committee quarterly.  Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements.  A Financial Risk Committee of management meets monthly to review outstanding positions and authorize ongoing or additional hedge placements under the policy.  Periodic reviews of internal controls related to financial risk management are performed by internal audit.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arrives principally from the Company’s receivables from customers and derivative counterparties.

Accounts Receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses.  The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits.  The Company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

Aging of receivables is as follows:

	June 30, 2008	December 31, 2007
Trade receivables, gross
Current	$169.2	$164.8
Past due 1-30 days	28.3	29.7
Past due 31-90 days	5.4	2.0
Past due over 90 days	–	0.5
	202.9	197.0
Allowance for doubtful accounts	(3.5)	(2.8)
Trade receivables, net	199.4	194.2
Other receivables, including GST recoverables	20.0	18.9
Accounts receivable	$219.4	$213.1

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

12.	Financial Instruments … continued

The movement in the allowance for doubtful accounts in respect of trade receivables during the three and six months ended June 30, 2008 is as follows:

	Three months ended June 30, 2008	Six months ended June 30, 2008

Balance, beginning of period	$4.0	$2.8
Increase in provision	1.0	2.2
Utilized in the period	(1.5)	(1.5)
Balance, end of period	$3.5	$3.5

Derivatives

The Company is also exposed to credit risk with counterparties to the Company’s derivative financial instruments.  The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a cost to replace a defaulted transaction.  The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk: The Company is exposed to the risk that future cash flows will fluctuate as substantially all of the Company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars.  The Company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars.  The Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The Company’s hedging policy for anticipated sales and accounts receivable includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the account receivable.

The Company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure.  Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk: The Company’s policy allows for hedges of newsprint, pulp, and white top linerboard to be placed on anticipated sales and hedges of old newsprint to be placed on anticipated purchases.  As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas.  The outstanding hedge positions are not significant and the price risk associated with the Company’s commodity hedges, for pulp and white top linerboard outputs and oil and natural gas inputs, is de minimus.

Interest rate risk: The fair value of the Company’s fixed rate debt or the future cash flows of variable rate debt or fixed to floating interest swaps may fluctuate because of changes in market interest rates.  The Company policy is to keep the majority of its term debt on a fixed rate basis, but allow for the placing of some fixed to floating swaps at rates considered acceptable or attractive.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

12.	Financial Instruments … continued

Sensitivity analysis for derivative positions

				Effect from increase in rate or price		Effect from decrease in rate or price
As at June 30, 2008	Currency and notional amount		Change in rate or price	Net earnings	Other comprehensive income	Net earnings	Other comprehensive income
	($millions)

Revenue hedges – currency risk (US$/C$)	US$	603	5%	5.2	5.6	(7.0)	(2.6)

Revenue hedges – price risk (commodities)	US$	18	5%	(0.6)	–	0.6	–

Oil and natural gas hedges – price risk (commodities)	C$	–	5%	–	–	–	–

U.S. debt hedges – currency risk (US$/C$)	US$	199	10%	(12.7)	–	17.2	–

Fixed to floating swaps – interest risk	US$	70	100 bps	(0.3)	–	0.7	–

Revolving operating facility – interest risk (annualized)	C$	104	100 bps	(0.7)	–	0.7	–

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs.  The Company uses its operating cash flows, Facility and cash balances to maintain its liquidity.  Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions.  The internal forecasts include borrowing base availability and covenant compliance.  The Company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward Contracts
Term	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$

As at June 30, 2008
0 to 12 months	$495	1.0062	$179	0.9548	$33	0.9848
13 to 24 months	75	1.0033	11	0.9517	–	–
	$570	1.0058	$190	0.9546	$33	0.9848

As at December 31, 2007
0 to 12 months	$496	0.9688	$106	0.9190	$47	1.0001
13 to 24 months	38	1.0355	–	–	–	–
	$534	0.9733	$106	0.9190	$47	1.0001

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders’ equity.  When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At June 30, 2008, instruments having a notional principal of US$421 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $9.0 million (December 31, 2007 – $32.9 million).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

12.	Financial Instruments … continued

At June 30, 2008, commodity swap agreements to fix the sales price of northern bleached softwood kraft pulp within the next 9 months are outstanding for 18,500 metric tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.6 million at the end of the current quarter (December 31, 2007 – negative $1.0 million).

(c)	Cost risk management instruments

The Company had no natural gas and oil contracts and options outstanding at June 30, 2008. Contracts and options outstanding at December 31, 2007 were not significant.

(d)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$199 million (December 31, 2007 – US$228 million) over a six-year period at rates averaging US$/C$ 0.9326.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $2.5 million (December 31, 2007 – $5.4 million).

(e)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$70 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six-month LIBOR plus 2.0%.  The swaps mature March 1, 2014, although US$10 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes.  US$60 million of these instruments are designated as fair value hedging instruments.  The effective portion of changes in the fair value of the derivatives is included in “Long-term debt” and the ineffective portion is recognized in “Interest expense”.  At period-end swap rates, the net amount the Company would receive to settle these contracts is $3.3 million (December 31, 2007 – $4.1 million).

13.	Comparative Figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

14.	Subsequent Event

On July 7, 2008, the Company announced it would permanently close its sawdust pulp and white top linerboard operation at its Elk Falls mill effective November 30, 2008.  The decision to close this operation primarily reflects the severe impact of a permanent loss of traditional sawdust supply and will result in removing 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  Approximately 440 employees will be impacted by the closure, with estimated severance costs of $21 million expected to be recorded in the second half of 2008 (note 7).  The sawdust pulp and white top linerboard operation will be classified as a discontinued operation in accordance with CICA handbook Section 3475, “Disposal of Long Lived Assets and Discontinued Operations” once the facility is permanently closed.